================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                    FORM 40-F

(Check One)

[X] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

[ ] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

                              --------------------

                              INTEROIL CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

               CANADA                                       1311                               NOT APPLICABLE
 (Province or Other Jurisdiction of             (Primary Standard Industrial                  (I.R.S. Employer
   Incorporation or Organization)                   Classification Code)                   Identification Number)

                                                                                  GARY M. DUVALL
                                                                           25025 I-45 NORTH, SUITE 420
                                                                            THE WOODLANDS, TEXAS 77380
       SUITE 5300, COMMERCE COURT WEST, 199 BAY ST.                               (281) 292-1800
             TORONTO, ONTARIO M5L 1B9, CANADA                               (281) 292-0888 (FACSIMILE)
                      (416) 869-5500                             (Name, Address, Including Zip Code and Telephone
  (Address and Telephone Number of Registrant's Principal    Number, Including Area Code of Agent for Service in the
                    Executive Offices)                                            United States)

                              --------------------

                                   Copies to:
                              GEORGE G. YOUNG, III
                            HAYNES AND BOONE, L.L.P.
                           1000 LOUISIANA, SUITE 4300
                              HOUSTON, TEXAS 77002
                                 (713) 547-2000
                           (713) 547-2600 (FACSIMILE)

                              --------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:                  Name of Each Exchange On Which Registered:
--------------------                  ------------------------------------------
COMMON SHARES                         AMERICAN STOCK EXCHANGE

         Securities registered or to be registered pursuant to Section 12(g) of the Act: NONE

         Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act: NONE

         For annual reports, indicate by check mark the information filed with this form:

   [ ]  Annual Information Form          [ ] Audited Annual Financial Statements

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. NOT APPLICABLE

         Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such rule [ ] Yes [X] No

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. [ ] Yes [X] No

================================================================================

                DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

         In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby files Exhibit 1 through Exhibit 4, inclusive, and Exhibit 6 through Exhibit 138, inclusive, as set forth in the Exhibit Index attached hereto.

         In accordance with General Instruction B.(2) of Form 40-F, the Registrant hereby files Exhibit 139 as set forth in the Exhibit Index attached hereto.

         In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby files Exhibit 5, the Annual Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2003, December 31, 2002, December 31, 2001 and cumulative, including a reconciliation of the financial statements to U.S. generally accepted accounting principles as required by Item 18 of Form 20-F, as set forth in the Exhibit Index attached hereto.

         In accordance with General Instruction D.(9) of Form 40-F, the Registrant hereby files Exhibit 140 as set forth in the Exhibit Index attached hereto.

                         OFF BALANCE SHEET ARRANGEMENTS

None.

                 TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table contains information on payments for contractual obligations of the Registrant over the next five years. This disclosure should be read in conjunction with the management discussion and analysis found in the Annual Report for the year ended December 31, 2003 and the Registrant's financial statements and notes thereto.

------------------------------------------------------------------------------------------------------------------------------
                                                                              Payment due by period
                                                 ------------------------------------------------------------------------------
                                                                   Less than          1-3            3-5           More than
 Contractual Obligations                             Total          1 Year           years          years           5 years
------------------------------------------------------------------------------------------------------------------------------
 Long-Term Debt Obligations                       $ 83,000,000     $9,000,000      $ 9,000,000    $ 9,000,000     $56,000,000
------------------------------------------------------------------------------------------------------------------------------
 Indirect Participation Interests (1)             $ 14,535,000     nil             $14,535,000    nil             nil
------------------------------------------------------------------------------------------------------------------------------
 Acquisition of Shell assets in PNG (2)           $ 18,000,000     nil             $12,400,000    $ 5,600,000     nil
------------------------------------------------------------------------------------------------------------------------------
 Purchase Obligations (3)                         $  6,900,000     $2,900,000      $ 2,000,000    $ 2,000,000     nil
------------------------------------------------------------------------------------------------------------------------------
 Total                                            $122,435,000     $11,900,000     $37,935,000    $16,600,000     $56,000,000
------------------------------------------------------------------------------------------------------------------------------

      (1) The Indirect Participation Interest terms provide for various conversion options. The amount provided is the maximum amount that can be converted to debt and differs to the amount presented in the December 31, 2003 Consolidated Balance Sheet due to conversion requirements into fully paid common shares of InterOil.

      (2) The Shell acquisition is scheduled to take place within 30 days following the refinery Practical Completion Date.

      (3) Arises from the refinery Engineering Procurement and Construction contract and management fees payable under the 5 year refinery Facilities and Management contract.

                           FORWARD-LOOKING STATEMENTS

         This statement contains or incorporates by reference forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this document, including without limitation, statements in "Off-Balance Sheet Arrangements" and "Contractual Obligations", are forward looking statements. We can give no assurances that the assumptions upon which such forward-looking statements are based will prove to be correct. Important factors that could cause actual results to differ materially from our expectations are included in the Annual Report for the year ended December 31, 2003. The Forward-Looking Statements expressly qualify all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf.

                                  UNDERTAKINGS

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: (i) the securities registered pursuant to Form 40-F; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises; or (iii) to transactions in said securities.

                           CONSENT TO SERVICE PROCESS

         Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant is filing with the Commission a written Irrevocable Consent and Power of Attorney on Form F-X.

                                   SIGNATURES

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                INTEROIL CORPORATION


                                                /s/ Phil E. Mulacek
                                                --------------------------------
                                                Phil E. Mulacek
                                                Chief Executive Officer,
                                                Chairman of the Board and
                                                President

Date:  May 7, 2004

                                  EXHIBIT INDEX

         The following exhibits have been filed as part of the Registration
Statement:

 EXHIBIT NUMBER    DESCRIPTION
 --------------    -----------

      1.           Annual Information Form of the Registrant dated May 20, 2003

      2.           Annual Information Form of the Registrant dated May 20, 2002

      3. Annual Report of the Registrant for the year ended December 31, 2003 (including Management's Discussion and Analysis found at pages 43 to 48)

      4. Annual Report of the Registrant for the year ended December 31, 2002 (including Management's Discussion and Analysis found at pages 22 to 25)

      5. U.S. GAAP reconciliation which includes audited comparative financial statements of the Registrant and notes thereto for the years ended December, 31, 2003, December 31, 2002, December 31, 2001 and cumulative, together with the report of the auditors thereon

      6. Quarterly Report of the Registrant for the twelve months ended December 31, 2003 (includes Management's Discussion and Analysis)

      7. Quarterly Report of the Registrant for the nine months ended September 30, 2003 (includes Management's Discussion and Analysis)

      8. Quarterly Report of the Registrant for the six months ended June 30, 2003 (includes Management's Discussion and Analysis)

      9. Quarterly Report of the Registrant for the three months ended March 31, 2003 (includes Management's Discussion and Analysis)

     10. Notice of Annual and Special Meeting of the Shareholders dated April 8, 2004 from Computershare

     11. Management Information Circular of the Registrant dated August 12, 2003 issued in connection with the September 11, 2003 Special Meeting of Shareholders

     12. Form of Proxy for use in connection with the September 11, 2003 Special Meeting of Shareholders

     13.           Notice of Special Meeting of the Shareholders dated August
                   12, 2003

     14. Notice of Special Meeting of the Shareholders dated August 8, 2003 from Computershare

     15. Management Information Circular of the Registrant dated May 6, 2003 issued in connection with the June 25, 2003 Annual and Special Meeting of Shareholders

     16. Form of Proxy for use in connection with the June 25, 2003 Annual and Special Meeting of Shareholders

     17. Notice of Annual and Special Meeting of the Shareholders dated May 9, 2003

     18. Notice of Annual and Special Meeting of the Shareholders dated April 9, 2003 from Computershare

     19.           Press Release of the Registrant dated May 3, 2004

     20.           Press Release of the Registrant dated April 29, 2004

     21.           Press Release of the Registrant dated April 28, 2004

     22.           Press Release of the Registrant dated March 31, 2004

     23.           Press Release of the Registrant dated March 15, 2004

     24.           Press Release of the Registrant dated March 10, 2004

     25.           Press Release of the Registrant dated January 30, 2004

     26.           Press Release of the Registrant dated January 6, 2004

     27.           Press Release of the Registrant dated December 9, 2003

     28.           Press Release of the Registrant dated November 25, 2003

     29.           Press Release of the Registrant dated September 24, 2003

     30.           Press Release of the Registrant dated September 23, 2003

     31.           Press Release of the Registrant dated September 11, 2003

     32.           Press Release of the Registrant dated September 1, 2003

     33.           Press Release of the Registrant dated August 28, 2003

     34.           Press Release of the Registrant dated August 26, 2003

     35.           Press Release of the Registrant dated August 20, 2003

     36.           Press Release of the Registrant dated August 20, 2003

     37.           Press Release of the Registrant dated August 15, 2003

     38.           Press Release of the Registrant dated August 12, 2003

     39.           Press Release of the Registrant dated August 10, 2003

     40.           Press Release of the Registrant dated August 7, 2003

     41.           Press Release of the Registrant dated July 28, 2003

     42.           Press Release of the Registrant dated July 28, 2003

     43.           Press Release of the Registrant dated July 28, 2003

     44.           Press Release of the Registrant dated July 11, 2003

     45.           Press Release of the Registrant dated June 30, 2003

     46.           Press Release of the Registrant dated June 20, 2003

     47.           Press Release of the Registrant dated June 13, 2003

     48.           Press Release of the Registrant dated May 30, 2003

     49.           Press Release of the Registrant dated May 7, 2003

     50.           Press Release of the Registrant dated May 1, 2003

     51.           Press Release of the Registrant dated April 29, 2003

     52.           Press Release of the Registrant dated April 28, 2003

     53.           Press Release of the Registrant dated April 16, 2003

     54.           Press Release of the Registrant dated April 15, 2003

     55.           Press Release of the Registrant dated April 14, 2003

     56.           Press Release of the Registrant dated April 3, 2003

     57.           Press Release of the Registrant dated April 3, 2003

     58.           Press Release of the Registrant dated April 1, 2003

     59.           Press Release of the Registrant dated March 28, 2003

     60.           Press Release of the Registrant dated March 28, 2003

     61.           Press Release of the Registrant dated March 14, 2003

     62.           Press Release of the Registrant dated March 11, 2003

     63.           Press Release of the Registrant dated February 12, 2003

     64.           Press Release of the Registrant dated February 7, 2003

     65.           Press Release of the Registrant dated January 29, 2003

     66.           Press Release of the Registrant dated January 29, 2003

     67.           Weekly Drilling Report of the Registrant dated May 4, 2004

     68.           Weekly Drilling Report of the Registrant dated April 27, 2004

     69.           Weekly Drilling Report of the Registrant dated April 20, 2004

     70.           Weekly Drilling Report of the Registrant dated April 13, 2004

     71.           Weekly Drilling Report of the Registrant dated April 6, 2004

     72.           Weekly Drilling Report of the Registrant dated March 30, 2004

     73.           Weekly Drilling Report of the Registrant dated March 23, 2004

     74.           Weekly Drilling Report of the Registrant dated March 16, 2004

     75.           Weekly Drilling Report of the Registrant dated March 9, 2004

     76.           Weekly Drilling Report of the Registrant dated March 2, 2004

     77.           Weekly Drilling Report of the Registrant dated February 24,
                   2004

     78.           Weekly Drilling Report of the Registrant dated February 17,
                   2004

     79.           Weekly Drilling Report of the Registrant dated February 10,
                   2004

     80.           Weekly Drilling Report of the Registrant dated February 3,
                   2004

     81.           Weekly Drilling Report of the Registrant dated January 27,
                   2004

     82.           Weekly Drilling Report of the Registrant dated January 20,
                   2004

     83.           Weekly Drilling Report of the Registrant dated January 13,
                   2004

     84.           Weekly Drilling Report of the Registrant dated January 6,
                   2004

     85.           Weekly Drilling Report of the Registrant dated December 30,
                   2003

     86.           Weekly Drilling Report of the Registrant dated December 23,
                   2003

     87.           Weekly Drilling Report of the Registrant dated December 16,
                   2003

     88.           Weekly Drilling Report of the Registrant dated November 18,
                   2003

     89.           Weekly Drilling Report of the Registrant dated November 11,
                   2003

     90.           Weekly Drilling Report of the Registrant dated November 4,
                   2003

     91.           Weekly Drilling Report of the Registrant dated October 28,
                   2003

     92.           Weekly Drilling Report of the Registrant dated October 21,
                   2003

     93.           Weekly Drilling Report of the Registrant dated October 14,
                   2003

     94.           Weekly Drilling Report of the Registrant dated October 7,
                   2003

     95.           Weekly Drilling Report of the Registrant dated September 30,
                   2003

     96.           Weekly Drilling Report of the Registrant dated September 23,
                   2003

     97.           Weekly Drilling Report of the Registrant dated September 16,
                   2003

     98.           Weekly Drilling Report of the Registrant dated September 9,
                   2003

     99.           Weekly Drilling Report of the Registrant dated September 2,
                   2003

    100.           Weekly Drilling Report of the Registrant dated August 26,
                   2003

    101.           Weekly Drilling Report of the Registrant dated August 19,
                   2003

    102.           Weekly Drilling Report of the Registrant dated August 12,
                   2003

    103.           Weekly Drilling Report of the Registrant dated August 5, 2003

    104.           Weekly Drilling Report of the Registrant dated July 29, 2003

    105.           Weekly Drilling Report of the Registrant dated July 22, 2003

    106.           Weekly Drilling Report of the Registrant dated July 15, 2003

    107.           Weekly Drilling Report of the Registrant dated July 8, 2003

    108.           Weekly Drilling Report of the Registrant dated July 1, 2003

    109.           Weekly Drilling Report of the Registrant dated June 24, 2003

    110.           Weekly Drilling Report of the Registrant dated June 17, 2003

    111.           Weekly Drilling Report of the Registrant dated June 10, 2003

    112.           Weekly Drilling Report of the Registrant dated June 3, 2003

    113.           Weekly Drilling Report of the Registrant dated May 27, 2003

    114.           Weekly Drilling Report of the Registrant dated May 20, 2003

    115.           Weekly Drilling Report of the Registrant dated May 13, 2003

    116.           Weekly Drilling Report of the Registrant dated May 6, 2003

    117.           Weekly Drilling Report of the Registrant dated April 29, 2003

    118.           Weekly Drilling Report of the Registrant dated April 22, 2003

    119.           Weekly Drilling Report of the Registrant dated April 16, 2003

    120.           Weekly Drilling Report of the Registrant dated April 8, 2003

    121.           Weekly Drilling Report of the Registrant dated April 1, 2003

    122.           Material Change Report of the Registrant dated March 16, 2004

    123.           Material Change Report of the Registrant dated February 2,
                   2004

    124.           Material Change Report of the Registrant dated August 26,
                   2003

    125.           Material Change Report of the Registrant dated August 20,
                   2003

    126.           Material Change Report of the Registrant dated August 20,
                   2003

    127.           Material Change Report of the Registrant dated August 6, 2003

    128.           Material Change Report of the Registrant dated August 6, 2003

    129.           Material Change Report of the Registrant dated June 19, 2003

    130.           Material Change Report of the Registrant dated June 13, 2003

    131.           Material Change Report of the Registrant dated April 14, 2003

    132.           Material Change Report of the Registrant dated January 30,
                   2003

    133. Engineer's Report dated May 28, 2003 (including an author's certificate)

    134. Engineer's Report dated January 21, 2003 (including an author's certificate)

    135. Revised Technical Report dated August 11, 2003 (including accompanying letter)

    136.           Technical Report (Elk Prospect) dated May 7, 2003

    137.           Technical Report (Sterling Prospect) dated May 7, 2003

    138.           Technical Report dated April 15, 2003

    139.           Description of the Common Shares

    140.           Consent of KPMG LLP dated May 7, 2004